Room 4561

November 16, 2006

Ms. Barbara Moss
Chief Fianncial Officer
Computer Horizons Corp.
49 Old Bloomfield Avenue
Mountain Lakes, NJ 07046

> **Re:** **Computer Horizons Corp.**
> **Item 4.01 Form 8-K**
> **Filed November 15, 2006**
> **File No. 000-07282**

Dear Ms. Moss:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed November 15, 2006

1. Please amend your disclosure to state whether during your two most recent fiscal years and the subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports or any reportable events as defined in Item 304(a)(1)(iv)(B) of Regulation S-K. In the event of disagreement(s)

and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv)of Regulation S-K.

2.   Please amend your disclosure regarding consultations with your new auditor to state whether there were consultations in the two most recent fiscal years and the subsequent interim period <u>through their engagement</u>. See Item 304(a)(2) of Regulation S-K.

3.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

        As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant